                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                              ESENJAY EXPLORATION, INC.
                              -------------------------
                                   (Name of issuer)



                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                        --------------------------------------
                            (Title of class of securities)



                                      296426109
                        --------------------------------------
                                    (CUSIP number)

                              David B. Christofferson
                           500 Dallas Street, Suite 2920
                                Houston, Texas 77002
                                   (713) 739-7100

                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                    May 14, 1998

              (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


                                  Page 1 of 6 pages

                                     SCHEDULE 13D


CUSIP No.      296426109
-----------------------------

1)   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Alex M. Cranberg
--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d)     OR 2(e)                                                        / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

     NUMBER OF      7)   SOLE VOTING POWER:   4,285,190
     SHARES         ------------------------------------------------------------
     BENEFICIALLY   8)   SHARED VOTING POWER:   0
     OWNED BY       ------------------------------------------------------------
     EACH           9)   SOLE DISPOSITIVE POWER:   4,285,190
     REPORTING      ------------------------------------------------------------
     PERSON WITH    10)  SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   4,285,190

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   36.37%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                                  Page 2 of 6 pages

Item 1.   SECURITY AND ISSUER.

     The equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share ("Common Stock"), of Esenjay Exploration, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1100 CCNB Center South, 500 Water Street, Suite 1100, Corpus Christi, Texas 78471.


Item 2.   IDENTITY AND BACKGROUND.

     (a)  Alex M. Cranberg

     (b)  Business Address:   511 16th Street, Suite 300
                              Denver, Colorado 80202

     (c)  Principal Business Activity:  Oil and gas exploration

     (d) - (e)  During the last five years, Cranberg has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not Applicable.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the 4,285,190 shares of Common Stock owned by Aspect, 4,266,440 shares were issued pursuant to an Acquisition Agreement and Plan of Exchange dated as of January 19, 1998 among the Company, Aspect and Esenjay Petroleum Corporation (the "Acquisition Agreement"), a copy of which is attached hereto as Exhibit A, and 18,750 shares are issuable upon the exercise of warrants issued to Aspect in connection with certain financing transactions. The shares of Common Stock issued pursuant to the Acquisition Agreement were issued in exchange for interests in oil and gas exploration projects.


Item 4.   PURPOSE OF TRANSACTION.

     Aspect acquired its Common Stock in connection with the Acquisition Agreement and the transfer to the Company of interests in certain oil and gas exploration projects.

     Aspect and Cranberg have no plans or proposals that would result in any of the events or outcomes listed in (a) through (j) of this Item 4. However, as a result of the consummation of the transactions contemplated by the Acquisition Agreement, the following events or results have occurred:

     (a)  Not Applicable;

     (b) The Company changed its state of incorporation from Oklahoma to Delaware through a merger of the Company into a wholly owned Delaware subsidiary;

     (c)  Not Applicable;


                                  Page 3 of 6 pages

     (d) The Company held a special meeting of its shareholders (the "Special Meeting") on May 14, 1998 at which seven directors were elected. Such directors are David W. Berry, Alex M. Cranberg, Michael E. Johnson, Charles J. Smith, Alex P. Campbell, William D. Dodge and Jack P. Randall. In addition, at the board of directors meeting following the Special Meeting, the board of directors filled a vacancy in the board with Hobart A. Smith;

     (e) At the Special Meeting, the shareholders approved a 1 for 6 reverse stock split. In addition, the Company called its outstanding
          12% Cumulative Convertible Preferred Stock (the "Preferred Stock") for redemption. Such redemption applies to shareholders of record as of May 20, 1998 and will be effective on June 15, 1998;

     (f)  Not Applicable;

     (g) In connection with the Company's reincorporation in the State of Delaware, the Company adopted a new Certificate of Incorporation and Bylaws, which have substantially the same terms as those that the Company had before the reincorporation;

     (h) The Company has called its Preferred Stock for redemption. The Preferred Stock is traded on the Nasdaq Small-Cap Market, but will be removed from trading upon the redemption;

     (i)  Not Applicable;

     (j)  Not Applicable.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Aspect beneficially owns an aggregate of 4,285,190 shares of Common Stock, representing approximately 36.37%, of the issued and outstanding common Stock;

     (b) Aspect is a limited liability company that is managed by Aspect Management Corporation ("Aspect Management"). Alex M. Cranberg and his wife own all of the stock of Aspect Management. Aspect Management and other entities controlled by Mr. Cranberg own approximately 74% of Aspect. Mr. Granberg and his wife are the only directors of Aspect Management. By reason of his ownership in Aspect Management and Aspect, Mr. Cranberg may be deemed to possess, indirectly, sole or shared power to vote and dispose of the Common Stock and Mr. Cranberg may be deemed to be a beneficial owner of shares Common Stock owned by Aspect; however, Mr. Cranberg disclaims any beneficial ownership. The filing of this Statement on Schedule 13D shall not, however, be construed as an admission that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any person other than Aspect has beneficial ownership of the Common Stock;

     (c) Other than the transactions contemplated by the Acquisition Agreement, there have been no transactions in the Common Stock that were effected during the last 60 days by Aspect;

(d)  Not Applicable;

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Company has entered into a registration rights agreement (the "Registration Rights Agreement") with Aspect (among others), a copy of which is attached hereto as Exhibit B. Subject to certain conditions, Aspect has three demand registration rights exercisable at any time after June 30, 1998. In addition, the Registration Rights Agreement affords to Aspect the right to participate in registrations initiated by the Company or, under certain conditions, another party.


                                  Page 4 of 6 pages

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


     EXHIBIT A:    Acquisition Agreement and Plan of Exchange dated as of
                   January 19, 1998 between the Company, Aspect and Esenjay
                   Petroleum Corporation.

     EXHIBIT B:    Registration Rights Agreement dated May 14, 1998 by and among the Company, Aspect and Esenjay Petroleum Corporation.


                                  Page 5 of 6 pages

                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 23, 1998
     ---------------

                                           By:     /s/ Alex M. Cranberg
                                                 -------------------------------
                                           Name    Alex M. Cranberg
                                                 -------------------------------
                                           Title
                                                 -------------------------------


                                  Page 6 of 6 pages